Exhibit 99.1

                      DELTA WOODSIDE INDUSTRIES, INC.
                             STOCK OPTION PLAN
                              1997 AMENDMENT

     Effective as of the 1997 Annual Meeting of the Shareholders of Delta Woodside Industries, Inc., a South Carolina corporation (the "Company"), the Company's Stock Option Plan, as heretofore amended (the "Plan"), is amended as follows:

     1. Section 4 (STOCK SUBJECT TO PLAN) of the Plan is amended by substituting "800,000" for "600,000" where that number appears in that Section.

     2. In all other respects the Plan shall remain in full force and effect.

     3. This 1997 Amendment shall be effective if the amendment set forth in Section 1 is approved by the requisite shareholder vote as the 1997 Annual Meeting of the Shareholders of the Company.

     Effective as of November 6, 1997.